Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303
(650) 494-3700

March 2, 2006

VIA FAX AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Essex Property Trust, Inc.
        Registration Statement on Form S-3 (No. 333-131178)

Ladies and Gentlemen:

Essex Property Trust, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement (the “Registration Statement”) to become effective at 4:30 p.m. Eastern Time on March 6, 2006 or as soon thereafter as is practicable.

The Registrant also confirms that (1) it will be filing a prospectus, which relates to the Registration Statement, pursuant to Rule 424 of the Securities Act and (2) such prospectus will include the proposed revisions to the prospectus portion of the Registration Statement that were set forth in the Registrant’s February 22, 2006 response letter to the Staff’s comment letter of February 1, 2006.

Very truly yours,

ESSEX PROPERTY TRUST, INC.

By: /s/ Michael Dance
Michael Dance
Chief Financial Officer